Exhibit A(5)(h)

                                    PREMIUMS

Initial Premium.--The intial premium, which we show on page 3, is due on the contract date. It may be paid at our Service Office or to one of our representatives. If we are asked to do so, we will give a signed receipt. The initial premium minus any applicable deductions for state and/or local premium taxes, becomes the contract fund. (See Page 10.)

Additional Premiums--Additional premiums may be paid as we describe below:

1. An additional premium may be paid if (1) it is permitted according to the definition of life insurance contained in the applicable federal tax law, and
(2) it does not result in an increase in the insurance amount. If you ask us to do so, we will let you know the amount of any additional premium allowed and when it can be paid. We will also include that information as part of the annual report. (See page 7.)

2. If the contract goes into default, an additional premium sufficient to bring the contract out of default may be paid during the grace period.

Additional premiums paid in accord with 1 or 2 above minus any applicable deductions for state and/or local premium taxes will be added to the contract fund but will not increase the insurance amount.

Premium Taxes.--State and local taxes on premiums paid vary according to jurisdiction. We will deduct from each premium paid the appropriate amount applicable for these taxes.

Default.--If on any monthly date the net cash value equals zero this contract is in default. In this case we will tell you what premium payment is needed to bring the contract out ot default.

Grace Period.--We grant 61 days of grace from any Monthly Date on which the contract goes into default. We will send you a notice of default and state the amount to pay that will bring the contract out of default. This amount is the amount that, after deduction of any state and/or local premium taxes, is sufficient to pay the mortality charges (see page 11) for the Monthly Date on which the contract goes into default and the next Monthly Date. If that amount has not been paid by the end of the grace period the contract will end and have no value.

The Insured might die while the contract is in default during its days of grace. If so the proceeds will be reduced by the amount that, after deduction of any state and/or local premium taxes is sufficient to pay the mortality charges which have not yet been deducted for Monthly Dates prior to the date on which death occurred.

Reinstatment.--If this contract ends as we describe under Grace Period, you may reinstate it, if all these conditions are met:

1. No more than five years must have elapsed since the date of default.

2. You must give us any facts we need to satisfy us that the Insured is insurable for the contract.

3. We must be paid an amount that after deduction of any state and/or local premium taxes leaves the balance equal to the sum of:

(a)  the mortality charges not previously made for the grace period; and

(b) the mortality charges for the first two monthly dates on or after the date of reinstatement.

If we approve the reinstatement, these statements apply. The date of reinstatement will be the date of your request or the date the required premium is paid if later. The face amount will be the same as it was at the end of the grace period. The contract debt will be equal to the contract debt at the and of the grace period. The contract fund as of the date of reinstatement will be equal to the amount paid to reinstate the contract, minus any applicable deductions for state and/or local premium taxes, minus the charges in (a) above, and plus the contract debt. And we will start to make monthly charges and credits again as of the first Monthly Date on or after the date of reinstatement.


Page 8 (VFL--85) (MO)

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